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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Corio Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218875 10 2

(CUSIP Number)

February 14, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 218875 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Abdo G. Kadifa ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,881,277 Includes 2,233,728 shares that can be acquired, pursuant to exercise of outstanding options, within 60 days of 12/31/2002
	6.	Shared Voting Power 50,000 held in trust for his children
	7.	Sole Dispositive Power 3,881,277 Includes 2,233,728 shares that can be acquired, pursuant to exercise of outstanding options, within 60 days of 12/31/2002
	8.	Shared Dispositive Power 50,000 held in trust for his children

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,931,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a	)	Name of Issuer

Corio Inc.

	(b	)	Address of Issuer’s Principal Executive Offices

959 Skyway Road, Suite 100
San Carlos, CA 94070

Item 2.

	(a	)	Name of Person Filing

Abdo G. Kadifa

	(b	)	Address of Principal Business Office or, if none, Residence

959 Skyway Road, Suite 100
San Carlos, CA 94070

	(c	)	Citizenship

USA

	(d	)	Title of Class of Securities

Common Stock

	(e	)	CUSIP Number

218875 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a	)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b	)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c	)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d	)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e	)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f	)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g	)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h	)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i	)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j	)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)		Amount beneficially owed: 3,931,277 Includes 2,233,728 shares that can be acquired, pursuant to exercise of outstanding options, within 60 days of 12/31/2002

	(b)		Percent of class: 7.0%

	(c)		Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 3,881,277 Includes 2,233,728 shares that can be acquired, pursuant to exercise of outstanding options, within 60 days of 12/31/2002

(ii) Shared power to vote or to direct the vote 50,000 held in trust for his children

(iii) Sole power to dispose or to direct the disposition of 3,881,277 Includes 2,233,728 shares that can be acquired, pursuant to exercise of outstanding options, within 60 days of 12/31/2002

(iv) Shared power to dispose or to direct the disposition of 50,000 held in trust for his children

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

	(a	)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	(b	)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 Date

/s/ ABDO G. KADIFA Signature

Abdo G. Kadifa, CEO Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)